UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

99¢ Only Stores

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65440K106

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who responds to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Number Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) CO

*

Beneficial ownership of 23,236,812 Common Shares (as defined in Item 1) is being reported hereunder solely because the Reporting Persons (as defined in Item 1) may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Canada Pension Plan Investment Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,236,812 (See Item 5(c))*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,236,812 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.92% (See Item 5)**

14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of 23,236,812 Common Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

**

The calculation of the foregoing percentage is based on 70,593,859 Common Shares outstanding on October 24, 2011 as reported in 99¢ Only Stores’ Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. 65440K106

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) to the Statement on Schedule 13D amends and supplements the statement filed by the Reporting Persons on Schedule 13D on October 21, 2011 (the “Original 13D” and, together with  Amendment No. 1, the “Schedule 13D”) and relates to the common stock, no par value (the “Common Shares”), of 99¢ Only Stores, a California corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California  90023.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 of the Original 13D is amended and restated in its entirety to read as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction

The last paragraph under the caption “Commitment Letters” in Item 4 of the Original 13D is hereby amended and restated in its entirety to read as follows:

In addition, Parent entered into a debt commitment letter with Royal Bank of Canada and certain of its affiliates (collectively, “RBC”) and Bank of Montreal and certain of its affiliates (collectively, “BMO” and, together with RBC, the “Debt Providers”), effective as of October 11, 2011 (the “Initial Debt Commitment Letter”), pursuant to which the Debt Providers committed to provide, subject to certain conditions, up to $775 million dollars of funded debt at closing of the Merger consisting of (i) a $150 million ABL facility, which is anticipated to be undrawn at closing, (ii) a $525 million first lien term facility and (iii) a $250 million bridge facility.  The financing will be used to fund the Merger Consideration and to pay related fees and expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Merger.  On October 31, 2011, Parent and the Debt Providers amended the Initial Debt Commitment Letter by entering into an Amended and Restated Debt Commitment Letter (the “Debt Commitment Letter”), pursuant to which Deutsche Bank Trust Company Americas and certain of its affiliates were added as additional financing parties and other non-material changes were made. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached to Amendment No. 1 as Exhibit 11 and incorporated by reference in its entirety into this Item 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit 11                                             Amended and Restated Debt Commitment Letter, dated October 31, 2011.

CUSIP No. 65440K106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 2, 2011

NUMBER HOLDINGS, INC.

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its Manager

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
	By:	Michael Weiner
	Its:	Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

CANADA PENSION PLAN INVESTMENT BOARD

/s/ André Bourbonnais
By:	André Bourbonnais
Its:	Authorized Signatory

CUSIP No. 65440K106

EXHIBIT INDEX

Exhibit 11                                             Amended and Restated Debt Commitment Letter, dated October 31, 2011.